FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 25th day of May, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

CLEARLY CANADIAN ANNOUNCES CLOSING OF PRIVATE PLACEMENT
WITH STANDARD SECURITIES AND NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C., May 24, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) — Further to the Company’s April 26, 2005 news release, the Company announces that it has closed its brokered private placement of common shares to raise aggregate gross proceeds of US$1,010,000. The securities were sold on a best efforts agency basis by Standard Securities Capital Corporation (the “Agent”). A total of 1,010,000 common shares were issued at a price of US$1.00 per share to accredited investors. The Agent received a fee of US$60,000. The gross proceeds of the offering of the shares will be used for general corporate purposes.

The Company has also closed on US$1,815,000 of its US$2,065,000 non-brokered private placement. A total of 1,815,000 common shares were issued at a price of US$1.00 per share. The Company expects to close on the remaining portion of the non-brokered private placement (US$250,000) shortly.

Further to the Company’s May 9, 2005 news release announcing the completion of its financing with BG Capital Group Ltd. (“BG Capital”), in keeping with its agreement with BG Capital, Stuart R. Ross, Philip Langridge, and Nigel G. Woodall have resigned as directors of the Company, and Marco Markin, Brent Lokash and Cameron Strang, nominees of BG Capital, have been appointed as directors of the Company.

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise. It has an incredible track record of success in identifying promising enterprises and profitably growing them with an effective hands-on management style.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

CLEARLY CANADIAN ANNOUNCES CLOSING OF PRIVATE PLACEMENT
WITH STANDARD SECURITIES AND NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C., May 25, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) — Further to the Company’s May 24, 2005 news release, the Company announces that it has closed the remaining portion of its non-brokered private placement for additional gross proceeds of US$250,000. A total of 250,000 common shares were issued at a price of US$1.00 per share. In total, the Company has raised gross proceeds of US$3,075,000 through its recently completed brokered and non-brokered private placements.

Further to the Company’s May 9, 2005 news release announcing the completion of its financing with BG Capital Group Ltd. (“BG Capital”), the Company announces that pursuant to its agreement with BG Capital, upon completion of the brokered and non-brokered private placements to raise gross proceeds of US$3,000,000, BG Capital exchanged its 2,000,000 Class A Preferred Shares for 2,000,000 Class B Preferred Shares of the Company, and the Company issued to BG Capital an aggregate of 657,506 common shares, of which (i) 450,000 common shares are in payment of a finder’s fee for the non-brokered private placement; (ii) 7,506 common shares are in payment of dividends on the Class A Preferred Shares for 15 days that the Class A Preferred Shares were outstanding; and (iii) 200,000 common shares are in payment of dividends on the Class B Preferred Shares (payable in advance for the first year).

About BG Capital
BG Capital Group is a merchant bank specializing in small to mid-cap growth opportunities. Its holdings include 100%, 50% and largest shareholder positions in numerous public and private companies throughout the United States and Canada. BG Capital has over 20 years of investor relations experience as well as in-depth marketing and financial management expertise. It has an incredible track record of success in identifying promising enterprises and profitably growing them with an effective hands-on management style.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.